EXHIBIT 3.2

SECOND AMENDMENT TO AMENDED AND RESTATED BYLAWS
OF
FIRST UNITED CORPORATION

The undersigned Chairman and Chief Executive Officer of First United Corporation (the “Corporation”), pursuant to the power vested in him by resolution of the Board of Directors of the Corporation, executes this Second Amendment to the Amended and Restated Bylaws of the Corporation for the purpose of amending Article IV thereof to add a new Section 6, as follows:

SECTION 6.  Exemption from Control Share Acquisition Act.

WHEREAS, on January 28, 2009 the Board of Directors of the Corporation approved a Certificate of Designations setting forth the preferences, rights, restrictions and other terms of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) of the Corporation, and it approved the issuance of 30,000 shares thereof to the United States Department of the Treasury (“Treasury”); and

WHEREAS, the Certificate of Designations expressly grants the holders of the Series A Preferred Stock the right to designate two directors of the Corporation in the event the Corporation fails to pay quarterly dividends thereon for six quarterly periods or more; and

WHEREAS, on January 28, 2009, the Board also authorized the issuance to Treasury of a warrant (the “Warrant”) to purchase 326,323 shares of common stock of the Corporation (the “Warrant Shares”), and, in connection with the approval of these transactions on January 28, 2009, the Board adopted a resolution exempting the Warrant Shares from the provisions of the Maryland Control Share Acquisition Act, Md. Code Ann., Corps & Ass’ns §§ 3-701 et seq. (the “MCSAA”);

NOW, THEREFORE, BE IT

RESOLVED, that the Warrant Shares are exempt from the MCSAA to the fullest extent permitted by law, and that the Series A Preferred Stock is not subject to the MCSAA by virtue of the terms of the Certificate of Designations.